EXHIBIT 1A – 2A(i)

ARTICLES OF INCORPORATION
OF
THE COMPUMENTOR PROJECT

ENDORSED
FILED
in the office the Secretory of State
of the State of California

Jul 21 1988

MARCH FONG EU Secretary of State

I

The name of this corporation is The CompuMentor project.

II

A.          This corporation is a nonprofit public benefit corporation and is not organized for the private gain of any person. It is organized under the Nonprofit Public Benefit Corporation Law for charitable purposes.

B.           The specific and primary purpose of this corporation is to engage in educational and charitable activities, within the meaning of Internal Revenue Code Section 501(c) (3), which educate the public regarding the appropriate use of computer technology.

III

The name and address in this state of the corporation's initial agent for the service of process is Thomas Silk, Esq., 235 Montgomery Street, Suite 1010, San Francisco, California 94104.

IV

A.           This corporation is organized exclusively for exempt purposes within the meaning of Section 501(c)(3). Notwithstanding any other provision of these Articles, this corporation shall not carry on any activities not permitted to be carried on (i) by a corporation exempt from federal income tax under Section 501(c) (3), or (ii) by a corporation, contributions to which are deductible under Sections 170(c) (2), 2055(a) (2), 2106(a) (2) (A) (ii), 2522(a) (2), or 2522(b) (2). All section references are to the Internal Revenue Code of 1986 and to corresponding provisions of any future United States Internal Revenue law.

B.           Except as permitted by law, no substantial part of the activities of this corporation shall consist in the carrying on of propaganda or otherwise attempting to influence legislation, not shall this corporation participate in, or intervene in (including the publishing or distributing of statements), any political campaign on behalf of or in opposition to any candidate for public office.

V

The property of this corporation is irrevocably dedicated to charitable purposes, and no part of the net income or assets of this corporation shall ever inure to the benefit of any director, officer, or member of this corporation, or to the benefit of any private individual. Upon the winding up and dissolution of this corporation and after paying or adequately providing for the debts and obligations of the corporation, the remaining assets shall be distributed to a nonprofit fund, foundation, or corporation which is organized and operated exclusively for charitable purposes and that has established its tax exempt status under Section 501(c)(3) of the Internal Revenue Code or the corresponding provision of any future United States Internal Revenue law.

DATED: July 19, 1988	/s/ Daniel Ben-Horin
Daniel Ben-Horin
Incorporator

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Daniel Ben-Horin
Daniel Ben-Horin

A0688650

State of California

Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of 2 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

MAR - 3 2009

/s/ DEBRA BOWEN
DEBRA BOWEN
Secretary of State

Sec/State Form CE-107 (REV 1/2007)